PROSPECTUS                                     FILED PURSUANT TO RULE 424(b)(3)
                                                    REGISTRATION NO. 333-54104

                              DECRANE HOLDINGS CO.
                                 --------------

                       WARRANTS TO PURCHASE COMMON STOCK,
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

       This prospectus relates to the resale of 100,000 warrants each to purchase approximately 1.598 shares of common stock, par value $0.01 per share of DeCrane Holdings Co., and the shares issued upon the exercise of warrants, held by certain holders named herein or in an accompanying supplement to this prospectus. All of the offered securities are being sold by such persons or entities and we will not receive any proceeds received therefrom, other than upon exercise of warrants. The offered securities have been registered by us pursuant to registration rights granted in connection with the issuance in October, 1998 of the warrants, which were paired in units with the 12% Series A Senior Subordinated Notes of DeCrane Aircraft Holdings, Inc. when originally issued. The warrants may trade separately from the notes on and after the date of this prospectus.

       The offered securities may be offered by the holders from time to time in transactions in the over-the-counter market, in privately negotiated transactions, in underwritten offerings or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The warrantholders may effect such transactions by selling the warrants to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the holders or the purchasers of the offered securities for whom such broker-dealers may act as agent, or to whom they sell as principal, or both. The foregoing compensation to a particular broker-dealer might be in excess of customary commissions. If required, the names of any such broker-dealers and the applicable compensation, if any, will be set forth in an accompanying supplement to this prospectus.

       Selling holders, and any broker-dealers or agents that participate with the holders in the distribution of the offered securities, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the offered securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

       We have filed a registration statement regarding these securities with the Securities and Exchange Commission. We will not participate in any sale of these securities in any state in which offer, solicitation or sale would be unlawful before registering or qualifying under the securities laws of that state.

       INVESTING IN THE WARRANTS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

       This prospectus is to be used by Credit Suisse First Boston Corporation in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices. We do not intend to list the warrants on any securities exchange. CSFB Corporation has advised us that it intends to make a market in the warrants; however, it is not obligated to do so and may stop at any time. We will not receive the proceeds of the sale of the warrants.

                                --------------

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           CREDIT SUISSE FIRST BOSTON

                  The date of this Prospectus is March 29, 2001

                                                 TABLE OF CONTENTS

                                                                                                            PAGE

Summary ................................................................................................       1

Our Company ............................................................................................       1

Risk Factors ...........................................................................................       4

The Warrants ...........................................................................................      11

Where You Can Find More Information ....................................................................      12

Use of Proceeds ........................................................................................      12

Description of Warrants ................................................................................      13

Description of Capital Stock ...........................................................................      16

Plan of Distribution ...................................................................................      20

Experts ................................................................................................      21

Index to Unaudited Pro Forma Financial Data ............................................................     P-1

                                 --------------

       You should rely only on the information contained in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                     SUMMARY

       The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you. This prospectus presents information on a "pro forma" basis, giving effect to all of the companies we have acquired as described in the unaudited pro forma financial accompanying this prospectus. See "Index to Unaudited Pro Forma Financial Data."

       The securities registered by this prospectus are equity obligations issued by DeCrane Holdings Co. DeCrane Holdings Co. is a holding company and does not have any material operations or assets other than its ownership of the capital stock of DeCrane Aircraft Holdings, Inc. As used in this prospectus, unless the context indicates otherwise, and except when used in the sections "Description of Warrants" and "Description of Capital Stock," "DeCrane" and "we," "us," "our," and similar terms refer to the combined business of DeCrane Holdings Co. and DeCrane Aircraft and its subsidiaries, collectively.

                                   OUR COMPANY

       DeCrane Aircraft is a leading provider of integrated assemblies, sub-assemblies and component parts to the aircraft industry. Since our founding in 1989, we have experienced both internal growth and growth by identifying fragmented, high-growth niche segments of the industry and acquiring market-leading companies in those niches. Today, we have assembled product capability within three specific segments of the aircraft industry: cabin management for corporate, VIP and head-of-state aircraft; specialty aviation electronic components, commonly referred to as avionics; and systems integration. We have also focused on diversifying our revenue stream between the commercial, commercial after- and retrofit markets, and corporate and regional aircraft markets in order to reduce the impact from cycles in any single market segment. Within these markets, our customers include original manufacturers of aircraft and related avionics equipment, commonly referred to as OEM's, major components suppliers, aircraft repair and modification centers and commercial airlines. We generated pro forma revenues of $371.6 million and EBITDA (as defined) of $89.2 million for the year ended December 31, 2000. Our historical revenues and EBITDA for those periods and our definition of EBITDA appear in our audited financial statements. See "Where You Can Find More Information."

       We are organized into three operating groups, consistent with the segments in which we operate: Cabin Management, Specialty Avionics and Systems Integration. Through our operating groups, we offer a complete line of cabinetry, galleys, seating and entertainment systems of corporate aircraft, as well as specialty avionics components and systems integration services.

THE CABIN MANAGEMENT GROUP

       DeCrane's Cabin Management Group is a leading independent provider of cabin products, with a primary focus on serving the corporate aircraft market. Our Cabin Management Group contributed approximately 52% of our pro forma revenues for the year ended December 31, 2000.

       Since 1997, our Cabin Management Group has acquired nine companies involved in the engineering, manufacturing and assembly of the key components for the interior of a corporate aircraft, including interior furnishings, cabin management systems, seating and composite components. Our Cabin Management Group serves major manufacturers of corporate aircraft, including Boeing Business Jet, Bombardier, Cessna, Dassault, Gulfstream and Raytheon.

       The Cabin Management Group has introduced the concept of modularity to the corporate aircraft market through its "cabinet in a box" product. We believe this distinctive approach of delivering integrated assemblies and sub-assemblies that can be quickly incorporated into the aircraft has been well received by the market. We are currently pioneering the next step in modularity, "cabin in a box." This new concept is designed to address one of the greatest challenges facing the industry's aircraft manufacturers: the lead-time necessary to complete an unfinished "green" aircraft. Through providing entire pre-wired and pre-plumbed modular cabin interiors that will be delivered "just in time" for final integration into the aircraft, we believe we will be able to reduce our customers' lead times, supplier base and overall costs.

THE SPECIALTY AVIONICS GROUP

       DeCrane's Specialty Avionics Group supplies aircraft avionics components to the commercial and military aircraft markets as well as to several avionics systems suppliers including Honeywell and Rockwell-Collins. Our Specialty Avionics Group contributed approximately 31% of our pro forma revenues for the year ended December 31, 2000.

       We focus on assembling design, engineering and manufacturing capabilities across several specialty avionics product categories, including cockpit and cabin audio management systems, flight deck visual display and communication systems, power and control devices, and specialty interconnect solutions such as contacts, connectors and various harness assemblies. Our Specialty Avionics Group is also a leading manufacturer of high quality electrical contacts for military and aviation applications.

       Through its strong focus on building integrated solutions, we believe our Specialty Avionics Group has achieved solid positions in many product categories within the avionics components industry. Today, we believe we are the world's largest supplier of power and signal contacts to the aircraft market, with almost twice the number of FAA approved parts as our nearest competitor. In addition, our dichroic liquid crystal display devices, commonly referred to as LCD's, are found on every commercial aircraft produced today, making us the largest supplier of dichroic LCD devices to commercial aircraft OEM's. Our Specialty Avionics Group has leveraged its reputation as a high quality manufacturer of avionics products and contacts to build a broader customer base and to deepen its relationships with existing customers.

THE SYSTEMS INTEGRATION GROUP

       DeCrane's Systems Integration Group provides aircraft retrofit and refurbishment solutions, from design to FAA certification, including engineering, manufacturing and installation. Our Systems Integration Group contributed approximately 17% of our pro forma revenues for the year ended December 31, 2000.

       Our primary focus is on retrofitting new systems onto existing aircraft. Our largest business is the design, production and installation of auxiliary fuel tanks, which extend the range of the aircraft. Our Systems Integration Group has an exclusive long-term contract with Boeing Business Jet to design, manufacture and install auxiliary fuel tanks. We also focus on FAA safety mandate "kits" and we believe we are the major supplier of integration kits for smoke detection and fire suppression in the cargo hold. We also perform structural modifications and FAA re-certification before placing aircraft back into service.

       There are a limited number of companies that have the necessary authorization to offer aircraft re-certification on behalf of the FAA. Our Systems Integration Group is authorized to provide the full spectrum of services, from design to FAA re-certification, needed for timely retrofitting of an aircraft, thus providing a significant competitive advantage.

RECENT DEVELOPMENTS

       DeCrane Holdings Co. and DLJ Merchant Banking Partners II, L.P. and affiliated entities acquired DeCrane Aircraft in August 1998. This acquisition, referred to in this prospectus as the DLJ acquisition, is described in Note 2 accompanying our financial statements, which we have incorporated by reference into this prospectus. See "Where You Can Find More Information."

       In November 2000, Credit Suisse First Boston, Inc. acquired Donaldson, Lufkin & Jenrette, Inc. As a result, DLJ Merchant Banking Partners II, L.P. and other entities affiliated with Donaldson Lufkin & Jenrette, Inc. became affiliates of Credit Suisse First Boston, Inc and Credit Suisse Group. On February 1, 2001, Donaldson, Lufkin & Jenrette Securities Corporation changed its name to Credit Suisse First Boston Corporation. The combined operations of the DLJ entities and Credit Suisse First Boston are commonly referred to collectively as Credit Suisse First Boston.

                                    * * * * *

       Our principal executive offices are located at 2361 Rosecrans Avenue, Suite 180, El Segundo, California 90245. Our telephone number is (310) 725-9123. Further information is also available as noted under "Where You Can Find More Information."

                                  RISK FACTORS

       YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION AS PART OF YOUR EVALUATION OF OUR COMPANY AND ITS BUSINESS BEFORE MAKING AN INVESTMENT IN THE OFFERED SECURITIES.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       Some of the statements in this prospectus discuss future expectations, beliefs or strategies, projections or other "forward-looking" information. These statements are subject to known and unknown risks. Many factors could cause actual company results, performance or achievements, or industry results, to be materially different from the projections expressed or implied by this prospectus. Some of those risks are specifically described below, but we are also vulnerable to a variety of elements that affect many businesses, such as:

       - fuel prices and general economic conditions that affect demand for aircraft and air travel, which in turn affect demand for our products and services;

       - inflation, and other general changes in costs of goods and services;

       -      liability and other claims asserted against us;

       -      the ability to attract and retain qualified personnel;

       -      labor disturbances; and

       - changes in operating strategy, or our acquisition and capital expenditure plans.

       We cannot predict any of the foregoing with certainty, so our forward-looking statements are not necessarily accurate predictions. Also, we are not obligated to update any of these statements, to reflect actual results or report later developments. You should not rely on our forward-looking statements as if they were certainties.

SUBSTANTIAL LEVERAGE--OUR SUBSTANTIAL LEVELS OF DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE DEBT AGREEMENTS.

       We incurred significant debt in connection with the DLJ acquisition in August 1998 and in connection with companies we have acquired. As of December 31, 2000, we had total consolidated indebtedness of approximately $383.3 million, and we had available $37.6 million of additional revolving line of credit borrowings under the DeCrane Aircraft bank credit facility. In order to borrow those funds, we will have to satisfy funding conditions of the kind usually imposed in similar agreements. The bank credit facility and the indenture under which DeCrane Aircraft's senior subordinated notes are issued each also permit us to incur significant amounts of additional debt and to secure that debt with some of our assets.

       The amount of debt we carry could have important consequences:

       - It may limit the cash flow available for general corporate purposes and acquisitions. Interest payments on our debt would have been $40.5 million for the year ended December 31, 2000, on a pro forma basis.

       -      It may limit our ability to obtain  additional  debt  financing in
              the  future  for  working   capital,   capital   expenditures   or
              acquisitions.

       - It may limit our flexibility in reacting to competitive and other changes in the industry and economic conditions generally.

       - It may expose us to increased interest expenses, when interest rates fluctuate, because some of our borrowing may be, and in recent years most of it has been, at variable "floating" rates.

       - It may limit our ability to respond to changes in our markets or exploit business opportunities.

RESTRICTIVE COVENANTS--OUR OPERATIONS AND THOSE OF OUR SUBSIDIARIES ARE RESTRICTED BY THE TERMS OF OUR BANK CREDIT FACILITY AND SENIOR SUBORDINATED NOTES.

       Our bank credit facility and the indenture under which our senior subordinated notes are issued limit our flexibility in operating our businesses, including our ability and the ability of our subsidiaries to:

       -      incur debt;

       -      issue preferred stock;

       -      repurchase capital stock or subordinated debt;

       -      enter into transactions with affiliates;

       -      enter into sale and leaseback transactions;

       -      create liens or allow them to exist;

       -      pay dividends or other distributions;

       -      make investments;

       -      sell assets; and

       -      enter into mergers and consolidations.

       In addition, our bank credit facility requires that we satisfy several tests of financial condition. Our ability to do so can be affected by events beyond our control, and we cannot assure you that we will meet those tests. Our failure to do so could result in a default under our bank credit facility or senior subordinated notes.

ADDITIONAL BORROWINGS--DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD INTENSIFY THE RISKS DESCRIBED ABOVE.

       DeCrane Aircraft and its subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our debt do not fully prohibit us or our subsidiaries from doing so. In addition to senior debt that we might incur, we may issue an unlimited amount of additional senior subordinated notes under the existing indenture, so long as the total amount of debt is permitted by our financial covenants and our bank credit facility is amended to permit additional senior subordinated indebtedness. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

POTENTIAL INABILITY TO SERVICE DEBT--WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR DEBT. OUR ABILITY TO GENERATE CASH DEPENDS ON CASH FLOWS FROM OUR SUBSIDIARIES AND MANY FACTORS BEYOND OUR CONTROL.

       Our ability to satisfy our debt obligations and to fund our operations and planned capital expenditures will depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

       We cannot assure you that our operating cash flow will be sufficient to meet our anticipated future operating and capital expenditures and debt payments as they become due or that future borrowings will be available to us for such purposes. If our cash flow is lower than we expect, we might be forced to reduce or delay acquisitions or capital expenditures, sell assets and/or reduce operating expenses in order to make all required debt service payments. Alternatively, we may have to refinance all or a portion of our debt on or before maturity. A reduction in our operating expenses might reduce important efforts, such as selling and marketing programs, management information system upgrades and new product development. In addition, we may not be able to refinance our debt on commercially reasonable terms or at all.

       On a pro forma basis, we would have had a net loss of $6.7 million for the year ended December 31, 1999 and $0.1 million for the year ended December 31, 2000. In the past, the DLJ acquisition and our acquisitions have resulted in increased interest and amortization expenses. As a result we have incurred historical net losses in the past, despite positive operating income. The first historical net profit we reported occurred in 1997, in part, because of the repayment of a significant part of our outstanding debt with the net proceeds of our initial public offering.

AIRCRAFT INDUSTRY RISKS--THE AIRCRAFT INDUSTRY IS CYCLICAL AND AFFECTED BY MANY FACTORS BEYOND OUR CONTROL, INCLUDING MILITARY SPENDING TRENDS AND REGIONAL ECONOMIC INSTABILITY IN ASIA.

       A downturn in the aircraft market could adversely affect our business.

       - The principal markets for corporate aircraft manufacturers are corporations, fractional ownership programs and wealthy individuals. The corporate aircraft market is cyclical and has been adversely affected by a number of factors, including the general state of the U.S. economy, corporate profits, interest rates and commercial airline fares. A downturn in any of these factors could depress the demand for corporate aircraft.

       - The principal markets for manufacturers of commercial aircraft are the commercial and regional airline industries, which are cyclical and have been adversely affected by a number of factors, including increased fuel and labor costs and intense price competition. Commercial aircraft production may increase and decrease in response to changes in customer demand caused by general economic conditions. For example, new commercial aircraft deliveries declined from a peak of approximately 767 aircraft in 1991 to approximately 367 aircraft in 1995, according to Aerospace and Air Transport Current Analysis published by Standard and Poor's Industry Surveys. The Boeing Company also has announced that they delivered 489 aircraft during 2000 and they project delivery of approximately 530 aircraft in both 2001 and 2002, which is substantially lower than the 620 aircraft Boeing reported it delivered during 1999.

       - The Asian markets are important for manufacturers of commercial aircraft and components for those aircraft. Boeing has characterized the economic situation in Asia as a risk to its deliveries over the next few years. The Asian market situation could, if it continues or worsens, result in significant cancellations or deferrals of deliveries for new aircraft.

       - The military aircraft industry is dependent upon the level of equipment expenditures by the armed forces of countries throughout the world, and especially those of the United States. In recent years, this industry has been adversely affected by a number of factors, including the reduction in military spending since the end of the Cold War. Further decreases in military spending could further depress demand for military aircraft.

       Any decrease in demand for new aircraft, both commercial and general aviation, will likely result in a decrease in demand for our products and services, and, correspondingly, our revenues, thereby adversely affecting our financial condition.

CONCENTRATION OF KEY CUSTOMERS--WE RECEIVE A SIGNIFICANT SHARE OF OUR REVENUES FROM A SMALL GROUP OF KEY CUSTOMERS, AND WE ARE VULNERABLE TO CHANGES IN THEIR ECONOMIC CONDITION AND PURCHASING PLANS.

       A significant decline in business from any one of our key customers could have a material adverse effect on our business. Our three largest customers for the year ended December 31, 2000 were Bombardier, Boeing and Textron (which includes Cessna). On a pro forma basis, Bombardier accounted for approximately 17.7% of our consolidated revenues for that twelve-month period, Boeing for approximately 14.5% and Textron for approximately 14.4%. Some of our customers have the in-house capabilities to perform the services and provide many of the products we offer and, accordingly, could discontinue outsourcing their business to us.

       In addition, significant portions of our revenues from our major customers are pursuant to contracts that may include a variety of terms favorable to the customer. Such terms may include our agreement to one or more of the following:

       - the customer is not required to make purchases, and may terminate such contracts at any time;

       - we make substantial expenditures to develop products for customers that we may not recoup if we do not receive sufficient orders;

       - on a prospective basis, we must extend to the customers any reductions in prices or lead times that we provide to other customers;

       - we must match other suppliers' price reductions or delete the affected products from the contract; and

       - we must grant irrevocable non-exclusive worldwide licenses to use our designs, tooling and other intellectual property rights to products sold to a customer if we default, or suffer a bankruptcy filing, or transfer our manufacturing rights to a third party.

COMPETITION--WE COMPETE WITH LARGER COMPANIES IN A FRAGMENTED INDUSTRY.

       We operate in a highly competitive industry. Some of our competitors include corporate aircraft manufacturers and independent completion and modification companies, major airlines and other independent services organizations, including some of our customers, many of whom may have significantly greater financial, technological, manufacturing and marketing resources than we do. The niche markets within the aircraft industry that we serve are relatively fragmented, with several competitors offering the same products and services we provide. Due to the global nature of the aircraft industry, competition comes from both U.S. and foreign companies.

GROWTH STRATEGY--OUR ACQUISITION OF OTHER COMPANIES MAY POSE CERTAIN RISKS.

       We consider and take advantage of selected opportunities to grow by acquiring other businesses whose operations or product lines complement our existing businesses. Our ability to implement this growth strategy will depend on finding suitable acquisition candidates at acceptable prices and obtaining the required financing. Any acquisition we may make in the future could be subject to a number of risks, including:

       - our ability to integrate the operations and personnel of the acquired company;

       - our failure to identify liabilities of the acquired company for which we may be responsible as a successor owner or operator;

       -      the loss of key personnel in the acquired company; and

       - the impact on our financial position, results of operations and cash flows resulting from additional acquisition indebtedness.

       Our inability to adequately manage these or other risks could have an adverse effect on our business.

REGULATION--THE FAA CLOSELY REGULATES MANY OF OUR OPERATIONS. IF WE FAIL TO COMPLY WITH ITS MANY STANDARDS, OR IF THOSE STANDARDS CHANGE, WE COULD LOSE INSTALLATION OR CERTIFICATION CAPABILITIES, WHICH ARE IMPORTANT TO OUR BUSINESS.

       The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components, licenses private repair stations and issues Designated Alteration Station approvals, which give the holder the right to certify some aircraft design modifications on behalf of the FAA. Our ability to arrange for rapid government certification of the systems integration services we perform is important to that portion of our business. Our systems integration business depends on our continuing access to, or use of, these FAA certifications and approvals, and our employment of, or access to, FAA-certified individual engineering professionals. We cannot assure you that we will continue to have adequate access to those certifications, approvals and certified professionals. The loss of a required license or certificate, or its unavailability, could adversely affect our operations. The FAA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect our business.

EXCESS LOSS RISKS--WE COULD SUSTAIN LOSSES IN EXCESS OF OUR INSURANCE FOR LIABILITY CLAIMS.

       Our business exposes us to possible claims for damages resulting from the manufacture, installation and use of our products. Many factors beyond our control could lead to such claims, such as the failure of an aircraft on which our products have been installed, the reliability and skill of the operators of such aircraft and the maintenance performed on such aircraft, We carry aircraft products and grounding liability insurance for this purpose, but we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to renew our coverage in the future at commercially reasonable rates.

ENVIRONMENTAL RISKS AND REGULATION--SOME OF OUR OPERATIONS AND FACILITIES GENERATE WASTE OR HAVE DONE SO IN THE PAST, WHICH MAY RESULT IN UNKNOWN FUTURE LIABILITIES FOR ENVIRONMENTAL REMEDIATION.

       Federal and state laws, particularly the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), impose strict, retroactive and joint and several liability upon persons responsible for releases or potential releases of hazardous substances and other parties who have some relationship to a site or a source of waste. We have sent waste to treatment, storage or disposal facilities that have been designated as National Priority List sites under CERCLA or equivalent listings under state laws. We have received requests for information or allegations of potential responsibility from the U.S. Environmental Protection Agency regarding our use of several of these sites. Given the potentially retroactive nature of environmental liability, it is possible that we will receive additional notices of potential liability relating to current or former activities. We may incur costs in the future for prior waste disposal by us or former owners of our subsidiaries or our facilities. Some of our operations are located on properties that are contaminated to varying degrees. In addition, some of our manufacturing processes create wastewater that requires chemical treatment, and one of our facilities has been cited for excessive quantity and strength of its wastewater. We may incur costs in the future to address existing or future contamination. If we incur significant costs in connection with these or other environmental issues, our business and financial condition could be adversely affected.

CONTROL BY PRINCIPAL STOCKHOLDERS--WE ARE CONTROLLED BY PRINCIPAL STOCKHOLDERS WHO ARE AFFILIATED WITH OUR LENDERS AND MAY HAVE ECONOMIC INTERESTS WHICH DIFFER OR CONFLICT WITH YOURS.

       DLJ Merchant Banking Partners II, L.P. and affiliated funds and entities hold a significant amount of our outstanding shares of common stock. Those CSFB affiliates own approximately 83.3% of our common stock, on a fully diluted basis assuming exercise of all outstanding warrants and options. As a result of their stock ownership, the CSFB affiliates control DeCrane Holdings and DeCrane Aircraft and have the power to approve all matters requiring approval of the common stockholders, including electing all of their directors, appointing new management, and approving sales of all or substantially all of the assets of the companies. The directors elected by the CSFB affiliates will have the ability to control decisions affecting our capital structure, including issuing additional capital stock, establishing stock purchase programs and declaring dividends.

       DLJ Capital Funding, Inc., which is an agent and lender under our bank credit facility, DLJ Bridge Finance, Inc., which purchased the original bridge notes refinanced by the old notes, and Credit Suisse First Boston Corporation (formerly known as Donaldson, Lufkin & Jenrette Securities Corporation), which was the initial purchaser of the old notes, are also CSFB affiliates, but they do not own any equity securities of DeCrane Aircraft or DeCrane Holdings.

       The interests of the principal stockholders could conflict with your interests as a holder of the warrants and/or common stock. For example, those stockholders may have an interest in pursuing transactions that they believe enhance the value of their equity investment in DeCrane Aircraft or DeCrane Holdings, even though the transactions involve risks to your investment.

INDUSTRY AND MARKET DATA--WE CANNOT GUARANTEE THE ACCURACY AND COMPLETENESS OF THE INDUSTRY AND MARKET DATA INCLUDED IN THIS PROSPECTUS.

       Industry and market data used throughout this prospectus is based on the good faith estimates of our management, which estimates are based primarily upon internal management information and, to the extent available, independent industry publications and other publicly available information. However, the nature of the aircraft industry and competition in our markets results in limited availability of reliable, independent data. Although we believe that the sources we have used are reliable, we do not guarantee, and have not independently verified, the accuracy and completeness of the information.

TRADING MARKET FOR THE WARRANTS--WE CANNOT ASSURE YOU THAT A MARKET FOR THE OFFERED SECURITIES WILL CONTINUE.

       We cannot assure you about your ability to sell the warrants or the price at which you may be able to sell them. The warrants may trade at prices that may be higher or lower, and have recently traded at prices lower than their initial offering price. The trading price depends on many factors, including prevailing interest rates, our operating results and the market for similar securities. Credit Suisse First Boston Corporation currently makes a market in the warrants. However, CSFB Corporation is not obligated to do so and it may discontinue or interrupt any such market-making at any time without notice.

       Because CSFB Corporation may be deemed to be our "affiliate" (as defined in the Securities Act), we maintain a registration statement that allows CSFB to engage in market-making transactions in the warrants and CSFB delivers a prospectus in connection with its market-making activities. If at any time the market-making prospectus is not in compliance with the disclosure obligations of the Securities Act, CSFB Corporation may be unable to engage in market-making activities until the prospectus is brought into compliance. There are no other market-makers in the warrants.

DIVIDENDS--YOU CANNOT BE SURE THAT WE WILL PAY DIVIDENDS ON THE COMMON STOCK.

       We have not paid dividends to date on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We are a holding company that is dependent on distributions from DeCrane Aircraft and its subsidiaries to meet our cash requirements. The terms of the bank credit facility and senior subordinated note indenture restrict the ability of DeCrane Aircraft to make distributions to us and, consequently, will restrict our ability to pay dividends on the common stock. Also, holders of the warrants will not have the right to receive any dividends so long as their warrants are unexercised.

DEPENDENCE ON KEY PERSONNEL--WE NEED TO RETAIN THE SERVICES OF OUR KEY
EMPLOYEES.

       Our success and growth depends in large part on the skills and efforts of our management team and on our ability to attract and retain qualified personnel experienced in the various operations of our business. The loss of key personnel, including our founder, R. Jack DeCrane, combined with the failure to attract additional qualified personnel for whatever reason, could delay implementation of our business plan or otherwise adversely affect our operations. We do not carry key man life insurance on any members of our management team.

                                  THE WARRANTS

       We have summarized the general features of the warrants to purchase common stock offered by this prospectus. For a more detailed description of the warrants and the common stock, see "Description of Warrants" beginning on page 13 and "Description of Capital Stock" beginning on page 16.

                                  COMMON STOCK

  Common Stock...... The  holders of  DeCrane  Holdings  common  stock are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Holders of DeCrane Holdings common stock are entitled to share equally, share for share, if dividends are declared on common stock, whether payable in cash, property or securities of DeCrane Holdings. In the event of any voluntary or involuntary liquidation, dissolution or winding up of DeCrane Holdings, after payment has been made from the funds available therefore to the holders of preferred stock, if any, for the full amount to which they are entitled, the holders of common stock are entitled to share equally, share for share, in the assets available for distribution. See "Description of Capital Stock."

                                  THE WARRANTS

 Warrants..........  100,000  warrants,  each of which will entitle the holder thereof to purchase approximately 1.598 shares of DeCrane Holdings common stock. The total number of warrants represent 159,793.81 shares, which constitutes approximately 3.4% of the common stock of DeCrane Holdings on a fully diluted basis (assuming exercise of all outstanding options and warrants, including those held by CSFB affiliates).

 Exercise.........   Each warrant will entitle the holder thereof, to
                     purchase  approximately  1.598 shares of common stock at an exercise  price of  $22.31  per  share.  The  warrants  are exercisable  at any  time  prior to the  expiration  of the warrants, as set forth below. The exercise price and number of shares of common  stock  issuable  upon  exercise of the warrants  will be subject to  adjustment  from time to time upon the  occurrence  of changes with respect to the common
                     stock  of  DeCrane   Holdings,   including  some  types  of
                     distributions  of  shares  of common  stock,  issuances  of
                     options   or   convertible   securities,    dividends   and
                     distributions and some changes in options and convertible securities of DeCrane Holdings. A warrant does not entitle the holder thereof to receive any dividends paid on shares of common stock.

Expiration ........  September 30, 2008.

Transfer Agent  ...  The transfer  agent and registrar for the offered securities can be reached c/o DeCrane Aircraft Holdings, Inc., at (310) 725-9123.

Use of Proceeds ...  We will not receive any cash proceeds from sales of warrants or warrant shares. See "Use of Proceeds."

The Units..........  The warrants  were  originally  sold as "units,"  paired with the 12% Series A Senior  Subordinated Notes of
                     DeCrane Aircraft Holdings, Inc. The warrants may trade separately from the notes on and after the effective date of the registration statement of which this prospectus is a part.

                       WHERE YOU CAN FIND MORE INFORMATION

       Any registered purchaser may request from us any information it wishes in order to verify the information in this prospectus. Apart from this prospectus and any responses we make to those requests, no one is authorized to give information about the warrants on our behalf.

       We have filed with the Securities and Exchange Commission a registration statement on the SEC's Form S-3, to register the warrants, of which this prospectus is a part. The registration statement has additional information that is not included here, in accordance with SEC rules. Our descriptions and statements about any contract or other document in this prospectus or incorporated herein by reference are summaries only, and, in each instance, reference is made to a copy of such contract or other document filed as an exhibit hereto or in a document incorporated by reference, each such description or statement being qualified in all respects by such reference.

       We became a reporting company as a result of the registration of the warrants, and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our fiscal year ends on December 31st. You may read and copy any reports, statements or other information we file with the SEC at the SEC's reference room in Washington D.C. Please call the SEC at (202) 942-8090 for further information on the operation of the reference rooms. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the SEC, or review our SEC filings on the SEC's EDGAR web site, which can be found at http www.sec.gov. You may also write or call us at our corporate headquarters at the address or telephone number indicated below.

       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities has been completed. This prospectus is part of a registration statement filed with the SEC under the Securities Act.
We are incorporating by reference the following documents into this prospectus:


       -      Annual Report on Form 10-K for the year ended December 31, 2000;

       - Current Reports on Form 8-K and 8-K/A filed with the SEC on May 25, 2000, June 16, 2000, July 13, 2000 and August 2, 2000.

       You may obtain a copy of these filings at no cost, by writing or telephoning us at:

                              DeCrane Holdings Co.
                       c/o DeCrane Aircraft Holdings, Inc.
                        2361 Rosecrans Avenue, Suite 180
                          El Segundo, California 90245
                                 (310) 725-9123


                                 USE OF PROCEEDS

       This prospectus is being delivered in connection with the sale of the warrants by Credit Suisse First Boston Corporation in market-making transactions. We have not received and will not receive any of the proceeds from such transactions.

                             DESCRIPTION OF WARRANTS

       The Class A warrants described in this prospectus have been issued pursuant to a warrant agreement and warrant registration rights agreement, a copy of which is available without charge as set forth above under "Where You Can Find More Information."

GENERAL

       There are 100,000 Class A warrants outstanding. Each warrant, when exercised, will entitle the holder thereof to receive 1.5979381 fully paid and non-assessable shares of DeCrane Holdings common stock, at an exercise price of $22.310 per share. When the warrants described in this prospectus were originally issued in October 1998, each warrant was exercisable into 1.55 common shares at an exercise price of $23.00 per share. In June 2000 DeCrane Holdings issued 139,357 Class B warrants resulting in the exercise price and the number of warrant shares represented by the warrants described in this prospectus being adjusted pursuant to the adjustment provisions described below. The holders of all of the warrants would be entitled, in the aggregate, to purchase shares of common stock representing approximately 3.4% of common stock on a fully diluted basis as of the date of this prospectus, assuming exercise of all outstanding common stock options and warrants issued by DeCrane Holdings, including all separately issued warrants. Unless exercised, the warrants will automatically expire at 5:00 p.m. New York City time on September 30, 2008.

       The warrants may be exercised by surrendering to us the warrant certificates evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made in cash in United States dollars by wire transfer or by certified or official bank check to the order of DeCrane Holdings. Upon surrender of the warrant certificate and payment of the exercise price, we will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole warrant shares to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants only if a registration statement relating to the warrant shares underlying the warrants is then in effect, or the exercise of such warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants or other persons to whom it is proposed that warrant shares be issued on exercise of the warrants reside.

       No fractional warrant shares will be issued upon exercise of the warrants. DeCrane Holdings will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional warrant shares less a corresponding fraction of the exercise price.

       The holders of the warrants will have no right to vote on matters submitted to the stockholders of DeCrane Holdings and will have no right to receive dividends. The holders of the warrants will not be entitled to share in the assets of DeCrane Holdings in the event of liquidation, dissolution or the winding up of DeCrane Holdings. In the event a bankruptcy or reorganization is commenced by or against DeCrane Holdings, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by DeCrane Holdings with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

ADJUSTMENTS

       The number of warrant shares purchasable upon exercise of the warrants and the exercise price will be subject to adjustment in some events including:

       -      the   payment  by  DeCrane   Holdings  of   dividends   and  other
              distributions on the common stock in common stock,

       - subdivisions, combinations and reclassifications of the common stock,

       - the issuance to all holders of common stock of rights, options or warrants entitling them to subscribe for common stock or securities convertible into, or exchangeable or exercisable for, common stock at a price which is less than the fair market value, as defined below, per share of common stock,

       - some distributions to all holders of common stock of any of DeCrane Holdings' assets or debt securities or any rights or warrants to purchase any such securities, excluding those rights and warrants referred to in the preceding bullet point,

       - the issuance of shares of common stock for consideration per share less than the then fair market value per share of common stock, excluding securities issued in transactions referred to in the first four bullet points above or the next bullet point below, and subject to exceptions,

       - the issuance of securities convertible into or exchangeable for common stock for a conversion or exchange price plus consideration received upon issuance less than the then fair market value per share of common stock at the time of issuance of such convertible or exchangeable security, excluding securities issued in transactions referred to in the first four bullet points above, and

       - other events that could have the effect of depriving holders of the warrants of the benefit of all or a portion of the purchase rights evidenced by the warrants.

       Adjustments to the exercise price will be calculated to the nearest tenth of a cent and adjustments to the number of warrant shares will be calculated to the nearest hundredth of a share. No adjustment need be made for any of the foregoing transactions if warrant holders are to participate in the transaction on a basis and with notice that the board of directors determines to be fair and appropriate in light of the basis and notice and on which other holders of common stock participate in the transaction.

       The following defined terms are used in connection with the warrants:

       - "FAIR MARKET VALUE" per security, at any date of determination, means

              (1) in connection with a sale to a party that is not an affiliate of DeCrane Holdings in an arm's-length transaction, the price per security at which such security is sold, and

              (2)    in connection with any sale to an affiliate of DeCrane
                     Holdings,

                     (a) the last price per security at which such security was sold in a non-affiliate sale within the three-month period preceding such date of determination or

                     (b) if clause (a) is not applicable, the fair market value of such security determined in good faith by a majority of the board of directors of DeCrane Holdings, including a majority of the disinterested directors, as defined below, and approved in a board resolution delivered to the warrant agent, or a nationally recognized investment banking, appraisal or valuation firm, which is not an affiliate of DeCrane Holdings, in each case, taking into account, among all other factors deemed relevant by the board of directors or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded.

       - "DISINTERESTED DIRECTOR" means, in connection with any issuance of securities that gives rise to a determination of the fair market value thereof, each member of the board of directors of DeCrane Holdings who is not an officer, employee, director or other affiliate of the party to whom DeCrane Holdings is proposing to issue the securities giving rise to such determination.

       No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least one percent in the exercise price; provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In the case of some types of consolidations or mergers of DeCrane Holdings, or the sale of all or substantially all of the assets of DeCrane Holdings to another corporation,

       - each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior thereto, and

       - the person formed by or surviving any such consolidation or merger, if other than DeCrane Holdings, or to which such sale shall have been made will assume the obligations of DeCrane Holdings under the warrant agreement.

RESERVATION OF SHARES

       DeCrane Holdings has authorized and reserved for issuance and will at all times reserve and keep available such number of shares of common stock as will be issuable upon the exercise of all outstanding warrants. Such shares of common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

AMENDMENT

       From time to time, DeCrane Holdings and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for some purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any holder. Any amendment or supplement to the warrant agreement that adversely affects the legal rights of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants, excluding warrants held by DeCrane Holdings or any of its affiliates. The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of warrant shares purchasable upon exercise of warrants would be decreased, other than pursuant to adjustments provided in the warrant agreement.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

       DeCrane Holdings is authorized to issue an aggregate of 10,000,000 shares of common stock, par value $.01 per share, of which 3,914,274 are outstanding and owned by 37 stockholders, excluding 159,793.81 shares reserved for issuance upon exercise of the Class A warrants described in this prospectus, 293,994 additional, separately issued warrants outstanding and 400,869 management incentive stock options. DeCrane Holdings is also authorized to issue up to 2,500,000 shares of preferred stock, par value $.01 per share, in one or more series, of which 342,417 are outstanding. In addition, DeCrane Aircraft is authorized to issue up to 18,314,018 shares of preferred stock, par value $.01 per share, in one or more series, of which 250,000 are outstanding and, as of December 31, 2000, an additional 20,400 shares are issuable in lieu of cash dividend payments. There are no existing trading markets for either the common or preferred stock. The following is a summary of the rights and privileges pertaining to the common stock and preferred stock. For a full description of the capital stock, reference is made to DeCrane Holdings' and DeCrane Aircrafts' certificates of incorporation currently in effect, copies of which is available as set forth above under "Where You Can Find More Information."

COMMON STOCK

       DLJ Merchant Banking Partners II, L.P. and affiliated funds and entities hold 3,695,652 shares of common stock.

       VOTING RIGHTS. The holders of common stock are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect the board of directors and determine most matters on which stockholders are entitled to vote. Pursuant to the Investors' Agreement, the stockholders who are party to such agreement have agreed to vote their shares to cause the CSFB affiliates owing common stock of DeCrane Holdings to select all of DeCrane Holdings' directors.

       DIVIDEND RIGHTS. Holders of common stock are entitled to share equally, share for share, if dividends are declared on common stock, whether payable in cash, property or securities of DeCrane Holdings.

       LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of DeCrane Holdings, after payment has been made from the funds available therefore to the holders of preferred stock, if any, for the full amount to which they are entitled, the holders of the shares of common stock are entitled to share equally, share for share, in the assets available for distribution. Holders of common stock have no conversion, redemption or preemptive rights.

PREFERRED STOCK

       The board of directors of DeCrane Holdings has authorized the designation of 1,360,000 shares of 14% Senior Exchangeable Redeemable Preferred Stock due 2009, par value $0.01 per share, of which 342,417 shares have been issued and are outstanding. CSFB affiliates hold 340,000 shares of preferred stock. Holders of the DeCrane Holdings preferred stock are entitled to receive, when, as and if declared by the board of directors, dividends at a rate equal to 14% per annum, subject to increases of 0.25% for each quarter that no dividend is paid, up to a maximum of an additional 5%. Prior to September 30, 2005, dividends are not paid in cash but instead accrete in liquidation value. Shares have a liquidation preference of $100, subject to increase through accretion, plus accrued and unpaid cash dividends. The DeCrane Holdings preferred stock is mandatorily redeemable on August 28, 2009 and is redeemable at DeCrane Holdings' option:

       -      prior to September  30, 2001 with the net cash  proceeds of public
              equity   offerings  at  a  redemption   price  equal  to  114%  of
              liquidation value plus accrued and unpaid cash dividends,

       - on or after September 30, 2003, at a redemption price equal to the 107.000% of liquidation value plus accrued and unpaid cash dividends,

       - on or after September 30, 2004 at a redemption price of 104.667% of liquidation value plus accrued and unpaid cash dividends,

       - on or after September 30, 2005 at a redemption price of 102.333% of liquidation value plus accrued and unpaid cash dividends,

       - on or after September 30, 2006 at a redemption price of 100.000% of liquidation value plus accrued and unpaid cash dividends, or

       - in the event of a change of control, as defined in the Certificate of Designation for the preferred stock, at a redemption price equal to the present value of all remaining dividends, premium and liquidation value payments that would become due on the DeCrane Holdings preferred stock as if the DeCrane Holdings preferred stock was to remain outstanding and be redeemed on September 30, 2003, computed using a discount rate equal to the Treasury Rate plus 50 basis points.

       Upon the occurrence of a change of control, each holder will have the right to require DeCrane Holdings to repurchase all or any part of such holder's DeCrane Holdings preferred stock at an offer price equal to 101% of the liquidation preference thereof plus accrued and unpaid cash dividends. Holders of the DeCrane Holdings preferred stock are not entitled to voting rights; provided that DeCrane Holdings has agreed that it will not amend or modify its charter so as to adversely affect the holders of the DeCrane Holdings preferred stock or create, authorize or issue securities prior to or on a par with the DeCrane Holdings preferred stock without the consent of the holders thereof. In addition, if and whenever

       - four consecutive or any six quarterly dividend payments are not made,

       - DeCrane Holdings fails to fulfill its obligations to redeem the DeCrane Holdings preferred stock on August 28, 2009 or in the event of a change of control,

       - DeCrane Holdings makes any payments on the Common Stock or other security ranking junior to or on parity with the DeCrane Holdings preferred stock in violation of the Certificate of Designations, or

       - DeCrane Holdings amends its charter or creates parity or prior securities in violation of the Certificate of Designations,

the number of directors will be increased by two and the holders of the DeCrane Holdings preferred stock will be entitled to elect the additional directors until such violation is remedied.

       We may, at our option, at any time on any dividend payment date so long as no shares are held by any CSFB affiliate, exchange the shares of DeCrane Holdings preferred stock for 14% senior subordinated exchange debentures of DeCrane Holdings due September 30, 2009. Those exchange debentures will be subordinated to all senior debt of DeCrane Holdings and will contain customary covenants and events of default, including covenants that limit the ability of DeCrane Holdings and its subsidiaries to incur debt, pay dividends and acquire or make equity investments in other companies.

       In addition, we may issue additional shares of preferred stock from time to time in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. The board of directors is authorized by our Certificate of Incorporation to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect all of the rights of the holders of the common stock and could have antitakeover effects. We have no present plans to issue any additional shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of DeCrane Holdings or the removal of existing management.

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

       DeCrane Holdings is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination," as defined in Section 203, with a Delaware corporation for three years following the date such person became an interested stockholder, subject to some exceptions such as transactions done with the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision would be expected to have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the shares of DeCrane Holdings common stock.

WARRANTS

       DeCrane Holdings has two classes of warrants to purchase 293,994 shares of its common stock issued and outstanding in addition to the Class A warrants described in this prospectus. These additional warrants are referred to in this prospectus as initial capitalization warrants and Class B warrants. Warrants to purchase a total of 266,122.6 shares are held by CSFB affiliates.

INITIAL CAPITALIZATION WARRANTS

       Each of the 154,637 initial capitalization warrants, which are held by CSFB affiliates, entitles the holder thereof to purchase one share of common stock of DeCrane Holdings at an exercise price of not less than $0.01 per share subject to customary antidilution provisions, which differ in some respects than those contained in the warrants which are the subject of this prospectus, and other customary terms. These warrants are exercisable at any time prior to 5:00 p.m., New York time, on August 28, 2009. The exercise of these warrants is also subject to applicable federal and state securities laws.

       The holders of these warrants are entitled to request six demand registrations, together with all or any portion of any preferred stock and the common stock owned by them, which rights will be immediately exercisable, subject to customary deferral and cutback provisions. In addition, the holders of the these warrants are entitled to unlimited piggyback registration rights with respect to such warrants, subject to customary cutback provisions.

CLASS B WARRANTS

       Each of the 139,357 Class B warrants, of which 111,485.6 are held by CSFB affiliates, entitles the holder thereof to purchase one share of common stock of DeCrane Holdings at an exercise price of not less than $0.01 per share subject to customary antidilution provisions, which differ in some respects than those contained in the warrants which are the subject of this prospectus, and other customary terms. These warrants are exercisable at any time prior to 5:00 p.m., New York time, on June 30, 2010. The exercise of these warrants is also subject to applicable federal and state securities laws.

       The holders of these warrants are entitled to request two demand registrations, together with all or any portion of any preferred stock and the common stock owned by them, which rights will be immediately exercisable, subject to customary deferral and cutback provisions. In addition, the holders of the these warrants are entitled to unlimited piggyback registration rights with respect to such warrants, subject to customary cutback provisions.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for the DeCrane Holdings common stock is the Secretary of DeCrane Holdings.

DECRANE AIRCRAFT PREFERRED STOCK

       The board of directors of DeCrane Aircraft has authorized the designation of 700,000 shares of 16% Senior Redeemable Exchangeable Preferred Stock due 2009, par value $0.01 per share, of which 250,000 shares have been issued and are outstanding. CSFB affiliates hold 200,000 shares of preferred stock. Holders of the DeCrane Aircraft preferred stock are entitled to receive, when, as and if declared by the board of directors, dividends at a rate equal to 16% per annum. Prior to June 30, 2005, DeCrane Aircraft may, at its option, pay dividends either in cash or by the issuance of additional shares of preferred stock. As of December 31, 2000, DeCrane Aircraft has elected to issue 20,400 additional shares in lieu of cash dividend payments. The preferred stock has a liquidation preference of $100, plus accrued and unpaid cash dividends, and is non-voting. Upon the occurrence of a change in control, as defined, each holder has the right to require DeCrane Aircraft to redeem all or part of such holder's shares at a price equal to 101% of the liquidation preference (116% if prior to July 1, 2001), plus accrued and unpaid cash dividends. The DeCrane Aircraft preferred stock is mandatorily redeemable on March 31, 2009.

                              PLAN OF DISTRIBUTION

       We will receive no proceeds from this offering, other than in connection with the exercise of warrants. The offered securities may be sold by the selling holders from time to time in transactions in the over-the-counter market, in negotiated transactions, in underwritten offerings, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of such sale, at prices related to prevailing market prices or at negotiated prices. The selling holders may effect such transactions by selling the offered securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling holders and/or the purchasers of the offered securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In order to comply with the securities laws of certain states, if applicable, the offered securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the warrants and our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. The selling holders and any broker-dealers or agents that participate with the selling holders in the distribution of the offered securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the offered securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling holders.

       DLJ Merchant Banking Partners II, L.P. and several of its affiliates beneficially own approximately 83.3% of the common stock of DeCrane Holdings, on a fully diluted basis assuming exercise of all outstanding warrants and options. Thompson Dean and Susan C. Schnabel, each of whom is a principal of DLJ Merchant Banking, are members of the board of directors of DeCrane Holdings and DeCrane Aircraft. DLJ Capital Funding, Inc. acted as syndication agent in connection with our bank credit facility, for which it received customary fees and expenses. DLJ Bridge Finance Inc. purchased the bridge notes which were refinanced by the initial offering of DeCrane Aircraft's 12% Series A Senior Subordinated Notes due 2008, for which it received customary fees and expenses. DLJ Securities Corporation, renamed Credit Suisse First Boston Corporation in 2001, acted as dealer/manager in connection with the tender offer for our common stock in the DLJ acquisition, as arranger in connection with our bank credit facility, and as the initial purchaser of the Series A notes, and is the financial advisor to DeCrane Holdings and DeCrane Aircraft. DLJ Merchant Banking, DLJ Capital Funding, Inc. and DLJ Bridge Finance, Inc. are affiliates of CSFB Corporation. On June 30, 2000, DLJ Investment Partners, L.P. and other CSFB affiliates purchased DeCrane Aircraft's preferred stock and our Class B warrants to purchase common stock for $25.0 million in connection with financing our purchase of ERDA, Inc.

       CSFB Corporation currently makes a market in the warrants. However, CSFB Corporation is not obligated to do so and it may discontinue or interrupt any such market-making at any time without notice. Any such market-making activity is also subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934. We cannot assure you that any market for the warrants will continue, or about your ability to sell the warrants or the price at which you may be able to sell them.

       CSFB Corporation has, from time to time, provided investment banking and other financial advisory services to us, for which it has received customary compensation, and will provide such services and financial advisory services to us in the future. DLJ Securities Corporation, now named CSFB Corporation, was the initial purchaser in the initial offering of the Series A notes and received an underwriting discount of approximately $3.3 million in connection therewith.

       We have entered into a registration rights agreement with CSFB Corporation regarding its use of this prospectus. Pursuant to such agreement, we have agreed to bear all registration expenses incurred under that agreement, and to indemnify CSFB Corporation against some liabilities, including liabilities under the Securities Act.


                                     EXPERTS

       The following financial statements, which are incorporated by reference in this prospectus, have been incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

       - the consolidated balance sheets as of December 31, 1999 and 2000 and the consolidated statements of operations, of stockholders' equity and of cash flows for the four months ended December 31, 1998 and the years ended December 31, 1999 and 2000 of DeCrane Holdings Co. (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2000);

       - the consolidated statements of operations, stockholders' equity and cash flows for the eight months ended August 31, 1998 of DeCrane Aircraft Holdings, Inc., the predecessor to DeCrane Holdings Co. (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2000);

       - the balance sheets as of December 31, 1998 and 1999 and the statements of income, of stockholders' equity and of cash flows for the years then ended of Carl F. Booth & Co., Inc. (incorporated by reference to our Current Report on Form 8-K/A filed on June 16, 2000).

       The following financial statements, which are incorporated by reference in this prospectus, have been incorporated in reliance on the reports of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

       - the consolidated balance sheets as of June 30, 1998 and 1999 and the consolidated statements of income, of stockholders' equity and of cash flows for the years then ended of ERDA, Inc. and Subsidiary (incorporated by reference to our Current Report on Form 8-K/A filed on August 2, 2000).

                   INDEX TO UNAUDITED PRO FORMA FINANCIAL DATA


                                                                                                              PAGE
                                                                                                              ----

Basis of Presentation ....................................................................................     P-2

Pro Forma Consolidated Statement of Operations for the years ended:

   December 31, 1999 .....................................................................................     P-3

   December 31, 2000 .....................................................................................     P-4

Notes to Unaudited Pro Forma Financial Data ..............................................................     P-5

                       UNAUDITED PRO FORMA FINANCIAL DATA

                              BASIS OF PRESENTATION


       The following unaudited pro forma financial data for DeCrane Holdings Co. is based on our historical consolidated financial statements, adjusted to reflect our acquisitions of Carl F. Booth & Co. and ERDA, Inc. during the year ended December 31, 2000, as required by Securities and Exchange Commission rules. In addition, the pro forma financial data is also adjusted to reflect three other less significant acquisitions we completed during 2000.

       Supplementally, we have also provided unaudited pro forma data for the year ended December 31, 1999. The 1999 pro forma data is adjusted to reflect our 2000 acquisitions and our 1999 PATS, Precision Pattern, Custom Woodwork, PCI NewCo., International Custom Interiors and Infinity acquisitions.

       Our 1999 and 2000 acquisitions are described in the notes accompanying our financial statements. Unaudited pro forma consolidated statements of operations are presented for each of the years in the two-year period ended December 31, 2000. The statements reflect our acquisitions as if they had occurred as of January 1, 1999. All of our 1999 and 2000 acquisitions had occurred by December 31, 2000 and are therefore reflected in our historical balance sheet as of that date.

       The pro forma adjustments are based upon available information and assumptions management believes are reasonable under the circumstances. The unaudited pro forma financial data and accompanying notes should be read in conjunction with our historical audited financial statements and related notes and the historical audited financial statements and related notes of the companies we have acquired and filed with the Securities and Exchange Commission on Forms 10-K and 8-K. The pro forma financial data does not purport to represent what our actual results of operations or actual financial position would have been if the transactions described above in fact occurred on such dates or to project our results of operations or financial position for any future period or date.

                       UNAUDITED PRO FORMA FINANCIAL DATA

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999


                                                             HISTORICAL RESULTS
                                                          --------------------------
                                                            DECRANE       COMPANIES      ACQUISITION
                                                          HOLDINGS(1)    ACQUIRED(2)     ADJUSTMENTS         PRO FORMA
                                                          -----------    -----------    -----------         -----------
                                                                           (DOLLARS IN THOUSANDS)

Revenues ..............................................   $   244,048    $    94,384    $    (2,890) (3)    $   335,542
Cost of sales .........................................       165,871         66,091         (2,890) (4)        229,072
                                                          -----------    -----------    -----------         -----------

   Gross profit .......................................        78,177         28,293             --             106,470

Selling, general and administrative expenses ..........        40,157         11,692         (3,769) (5)         48,080
Amortization of intangible assets .....................        13,073            363          4,404  (6)         17,840
                                                          -----------    -----------    -----------         -----------

   Operating income ...................................        24,947         16,238           (635)             40,550

Interest expense ......................................        27,903          1,084         10,534  (7)         39,521
Minority interest in preferred stock of subsidiary ....            --             --          4,714  (8)          4,714
Other expenses (income), net ..........................           447            (54)            --                 393
                                                          -----------    -----------    -----------         -----------

Income (loss) before provision for income taxes .......        (3,403)        15,208        (15,883)             (4,078)
Provision for income taxes (benefit) ..................           952           (457)         2,162  (9)          2,657
                                                          -----------    -----------    -----------         -----------

Net income (loss) .....................................        (4,355)        15,665        (18,045)             (6,735)

Noncash preferred stock dividend accretion ............        (5,294)            --             --              (5,294)
                                                          -----------    -----------    -----------         -----------

Net income (loss) applicable to
   common stockholders ................................   $    (9,649)   $    15,665    $   (18,045)        $   (12,029)
                                                          ===========    ===========    ===========         ===========








          See accompanying Notes to Unaudited Pro Forma Financial Data.

                       UNAUDITED PRO FORMA FINANCIAL DATA

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000


                                                             HISTORICAL RESULTS
                                                          --------------------------
                                                            DECRANE       COMPANIES     ACQUISITION
                                                          HOLDINGS(1)    ACQUIRED(2)    ADJUSTMENTS          PRO FORMA
                                                          -----------    -----------    -----------         -----------
                                                                            (DOLLARS IN THOUSANDS)
Revenues ..............................................   $   347,379    $    25,512    $    (1,307) (3)    $   371,584
Cost of sales .........................................       232,048         17,388         (1,936) (4)        247,500
                                                          -----------    -----------    -----------         -----------

Gross profit ..........................................       115,331          8,124            629             124,084

Selling, general and administrative expenses ..........        45,394          4,994         (2,659) (5)         47,729
Amortization of intangible assets .....................        17,948            171          1,237  (6)         19,356
                                                          -----------    -----------    -----------         -----------

Operating income ......................................        51,989          2,959          2,051              56,999

Interest expense ......................................        41,623            608            617  (7)         42,848
Minority interest in preferred stock of subsidiary ....         2,274             --          3,162  (8)          5,436
Other expenses, net ...................................           482             --             --                 482
                                                          -----------    -----------    -----------         -----------

Income before provision for income taxes ..............         7,610          2,351         (1,728)              8,233
Provision for income taxes (benefit) ..................         6,282           (308)         2,338  (9)          8,312
                                                          -----------    -----------    -----------         -----------

Net income (loss) .....................................         1,328          2,659         (4,066)                (79)

Noncash preferred stock dividend accretion ............        (6,074)            --             --              (6,074)
                                                          -----------    -----------    -----------         -----------

Net income (loss) applicable to
   common stockholders ................................   $    (4,746)   $     2,659    $    (4,066)        $    (6,153)
                                                          ===========    ===========    ===========         ===========









          See accompanying Notes to Unaudited Pro Forma Financial Data.

                       UNAUDITED PRO FORMA FINANCIAL DATA

                   NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA

   (1) Reflects our historical consolidated results of operations for the years ended December 31, 1999 and 2000 derived from our historical audited financial statements.

   (2) Reflects the historical results of operations of companies we acquired that are not included in our historical results. The results of operations for the companies we acquired are for the periods from the beginning of the period presented to the dates indicated below. For periods subsequent to those dates, their respective results of operations are included in our historical results.


               COMPANY ACQUIRED                       REFLECTS PRO FORMA HISTORICAL RESULTS THROUGH
       -----------------------------------         ---------------------------------------------------
       1999 ACQUISITIONS
       PATS                                        January 21, 1999
       Precision Pattern                           April 22, 1999
       Custom Woodwork & Plastics                  August 4, 1999
       PCI NewCo                                   October 5, 1999
       International Custom Interiors              October 7, 1999
       Infinity                                    December 16, 1999

       2000 ACQUISITION
       Carl Booth                                  May 1, 2000
       ERDA                                        June 30, 2000

       Tables summarizing the acquired companies' results of operations for the years ended December 31, 1999 and 2000 appear below.

                                                                              2000 ACQUISITIONS
                                                      TOTAL     ---------------------------------------------------
                                                      1999          CARL
       YEAR ENDED DECEMBER 31, 1999                ACQUISITIONS     BOOTH        ERDA(a)   OTHERS(b)       TOTAL
       ----------------------------                -----------  -----------  -----------  -----------   -----------
                                                                        (DOLLARS IN THOUSANDS)
       Revenues .................................  $    52,834  $    13,757  $    21,476  $     6,317   $    94,384
       Cost of sales ............................       36,440       10,163       16,783        2,705        66,091
                                                   -----------  -----------  -----------  -----------   -----------

       Gross profit .............................       16,394        3,594        4,693        3,612        28,293

       Selling, general and administrative
         Expenses ...............................        5,324        1,237        2,270        2,861        11,692
       Amortization of intangible assets ........          124           --          239           --           363
                                                   -----------  -----------  -----------  -----------   -----------

       Operating income .........................       10,946        2,357        2,184          751        16,238

       Interest expense (income) ................          152          (65)         997           --         1,084
       Other income, net ........................          (29)         (25)          --           --           (54)
                                                   -----------  -----------  -----------  -----------   -----------

       Income before provision for
         income taxes ...........................       10,823        2,447        1,187          751        15,208

       Provision for income taxes (benefit) .....         (827)          --          389          (19)         (457)
                                                   -----------  -----------  -----------  -----------   -----------

       Net income ...............................  $    11,650  $     2,447  $       798  $       770   $    15,665
                                                   ===========  ===========  ===========  ===========   ===========

   (a) Excludes the operating results of ERDA's majority owned subsidiary not acquired.

   (b) Reflects our acquisition of Coltech and two product lines during 2000.

                       UNAUDITED PRO FORMA FINANCIAL DATA


                                                                     1999 ACQUISITIONS
                                        ---------------------------------------------------------------------------
                                                               CUSTOM                 INT'L
       YEAR ENDED DECEMBER 31, 1999                PRECISION    WOOD        PCI      CUSTOM
       (CONTINUED)                        PATS      PATTERN     WORK       NEWCO.   INTERIORS  INFINITY     TOTAL
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  (DOLLARS IN THOUSANDS)

       Revenues ......................  $     451  $  12,757  $   4,972  $   6,692  $   4,753  $  23,209  $  52,834
       Cost of sales .................      1,229      8,435      2,203      4,747      3,057     16,769     36,440
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------

       Gross profit (loss) ...........       (778)     4,322      2,769      1,945      1,696      6,440     16,394

       Selling, general and
         administrative expenses .....        611        944        262        520        492      2,495      5,324
       Amortization of intangible
         assets ......................         --        124         --         --         --         --        124
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------

       Operating income (loss) .......     (1,389)     3,254      2,507      1,425      1,204      3,945     10,946

       Interest expense (income) .....         23        127        (11)        (2)       (19)        34        152
       Other expenses (income), net ..         11        (33)        --         (3)        (4)        --        (29)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------

       Income (loss) before
         provision for income
         taxes .......................     (1,423)     3,160      2,518      1,430      1,227      3,911     10,823

       Provision for income
         taxes (benefit) .............     (1,244)        --         --         --        417         --       (827)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------

       Net income (loss) .............  $    (179) $   3,160  $   2,518  $   1,430  $     810  $   3,911  $  11,650
                                        =========  =========  =========  =========  =========  =========  =========


                                                                                 2000 ACQUISITIONS
                                                                ---------------------------------------------------
                                                                 CARL BOOTH     ERDA(a)    OTHERS(b)      TOTAL
                                                                -----------  -----------  -----------   -----------
                                                                              (DOLLARS IN THOUSANDS)
       Revenues ..............................................  $     5,983  $    14,354  $     5,175   $    25,512
       Cost of sale ..........................................        3,110       11,984        2,294        17,388
                                                                -----------  -----------  -----------   -----------

       Gross profit ..........................................        2,873        2,370        2,881         8,124

       Selling, general and administrative expenses ..........          588        2,499        1,907         4,994
       Amortization of intangible assets .....................           --          171           --           171
                                                                -----------  -----------  -----------   -----------

       Operating income (loss) ...............................        2,285         (300)         974         2,959

       Interest expense (income) .............................          (33)         641           --           608
                                                                -----------  -----------  -----------   -----------

       Income (loss) before provision for income taxes .......        2,318         (941)         974         2,351

       Provision for income taxes (benefit) ..................           --         (308)          --          (308)
                                                                -----------  -----------  -----------   -----------

       Net income (loss) .....................................  $     2,318  $      (633) $       974   $     2,659
                                                                ===========  ===========  ===========   ===========

   (a) Excludes the operating results of ERDA's majority owned subsidiary not acquired.

   (b) Reflects our acquisition of Coltech and two product lines during 2000.

                       UNAUDITED PRO FORMA FINANCIAL DATA

   (3) Reflects the elimination of intercompany sales.

   (4) Reflects a net decrease in cost of sales attributable to the follow:


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                          -------------------------
                                                                                              1999         2000
                                                                                          -----------   -----------
                                                                                            (DOLLARS IN THOUSANDS)
       Elimination of intercompany sales ...............................................  $    (2,890)  $    (1,307)
       Reorganization of manufacturing process (a)......................................           --          (529)
       Reversal of intercompany profit in inventory (b) ................................           --          (100)
                                                                                          -----------   -----------
           Decrease in cost of sales....................................................  $    (2,890)  $    (1,936)
                                                                                          ===========   ===========

--------------------
       (a) Reflects costs incurred, subsequent to the acquisition date, for a reorganization of the manufacturing process at ERDA. We planned for the reorganization prior to acquisition and began implementing the plan immediately after acquisition. The reorganization was completed during 2000.

       (b) Eliminated in our historical results.

   (5) Reflects the net decrease in selling, general and administrative expenses attributable to the following:


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                          -------------------------
                                                                                              1999         2000
                                                                                          -----------   -----------
                                                                                            (DOLLARS IN THOUSANDS)
       Bonuses and employment contract termination expenses (a) ........................  $    (3,031)  $    (1,708)
       Acquisition related expenses (b) ................................................         (716)         (951)
       Other, net (c) ..................................................................          (22)           --
                                                                                          -----------   -----------
         Decrease in selling, general and administrative expenses ......................  $    (3,769)  $    (2,659)
                                                                                          ===========   ===========

--------------------
       (a) Reflects a reduction in expenses attributable to employment contract termination expenses and nonrecurring bonuses awarded prior to, and in anticipation of, our acquisitions of PATS, Infinity and Coltech.

       (b) Reflects a reduction for non-capitalizable acquisition expenses incurred by PATS, Infinity and ERDA on behalf of their stockholders related to their respective acquisitions by us.

       (c) Reflects cost savings attributable to employee benefit plans implemented at the companies we acquired.

                       UNAUDITED PRO FORMA FINANCIAL DATA

   (6) Reflects the net increase in amortization expense pertaining to the amortization of goodwill and other intangible assets related to the companies we have acquired as follows:


                                                                 INTANGIBLE    ESTIMATED    YEAR ENDED DECEMBER 31,
                                                                    ASSET       USEFUL    -------------------------
                                                                   AMOUNT      LIFE (a)       1999         2000
                                                                -----------  -----------  -----------   -----------
                                                                              (DOLLARS IN THOUSANDS)
       Elimination of predecessor basis
         amortization (b).....................................                            $      (363)  $      (171)
       Amortization attributable to companies acquired (c):
         Goodwill ............................................  $   152,543           30        3,031           675
         FAA certifications ..................................       15,425           15          906           448
         Customer contracts ..................................        8,390            7          100            --
         Engineering drawings ................................        5,482           15          216            95
         Assembled workforce .................................        4,980            7          514           190
                                                                                          -----------   -----------
           Net increase in amortization expense ..............                            $     4,404   $     1,237
                                                                                          ===========   ===========

--------------------
       (a) Amortized on a straight-line basis over the respective estimated useful lives.

       (b) Reflects the elimination of amortization expense recorded by Precision Pattern and ERDA for periods prior to their acquisition.

       (c) Reflects adjustments for all of our 1999 and 2000 acquisitions from the beginning of the period presented to their respective acquisition dates; subsequent to those dates, amortization expense is included in our historical results.

   (7) Reflects the net increase in interest expense, including deferred financing cost amortization and commitment fees, as a result of our 1999 and 2000 acquisitions as if they all had occurred on January 1, 1999.

       The components of pro forma interest expense are summarized in a table on the next page.

                       UNAUDITED PRO FORMA FINANCIAL DATA

       The components of pro forma interest expense are summarized in the table below.


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                          -------------------------
                                                        RATE OR TERM            AMOUNT        1999         2000
                                                 --------------------------  -----------  -----------   -----------
                                                                                     (DOLLARS IN THOUSANDS)
       Senior credit facility (a):
         Revolving credit facilities ..........       LIBOR (b) + 2.75%              (c)  $        84   $        28
         Term facilities:
           Term A .............................       LIBOR (b) + 2.75%              (d)        3,345         3,526
           Term B .............................       LIBOR (b) + 3.5%               (e)       11,930        13,458
           Term D .............................       LIBOR (b) + 4.0%               (f)        8,668         9,717
       Senior subordinated notes ..............            12.00%            $   100,000       12,000        12,000
       Customer advance .......................             7.50%                    (g)          380           247
       Other long-term obligations ............         4.7% to 25.7%                (h)          251         1,042
       Deferred financing cost amortization:
         Senior revolving credit facilities ...          6 years (i)               1,277          213           213
         Senior term facilities:
           Term A .............................          6 years (j)               1,141          343           314
           Term B .............................          7 years (j)               4,211          679           672
           Term D .............................          6 years (j)               3,100          481           477
         Senior subordinated notes ............         10 years (j)               6,317          632           632
       Commitment fees and expenses ...........                                                   515           522
                                                                                          -----------   -----------
           Pro forma interest expense (k) .....                                           $    39,521   $    42,848
                                                                                          ===========   ===========

--------------------
       (a) Reflects our senior credit facility as amended for all of our 1999 and 2000 acquisitions, as if all events had occurred on January 1, 1999.

       (b) Calculations based on the historical LIBOR rates charged during the respective periods. The weighted average historical LIBOR rates were as follows:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                          -----------------------
                                                                                             1999        2000
                                                                                          ----------  -----------
           Revolving credit facilities ..............................................       5.374%        6.709%
           Term A facility ..........................................................       5.365%        6.582%
           Term B facility ..........................................................       5.369%        6.603%
           Term D facility ..........................................................       5.396%        6.636%

       (c) Reflects revolving credit facility borrowings of $5.8 million at December 31, 1998 plus $2.7 million pro forma additional borrowings as of January 1, 1999 for our 1999 and 2000 acquisitions. The pro forma weighted average borrowings outstanding under the revolving credit facilities were $1.0 million for the year ended December 31, 1999 and $296,000 for the year ended December 31, 2000.

       (d) Reflects Term A facility borrowings of $34.5 million at December 31, 1998 plus $7.5 million pro forma additional borrowings as of January 1, 1999 for our Infinity and Carl Booth acquisitions, reduced by quarterly principal payments of $500,000 on March 31, 1999, $531,000 on June 30 and September 30, 1999 and $1.1 million commencing December 31, 1999. The pro forma weighted average borrowings outstanding under the Term A facility were $41.2 million for the year ended December 31, 1999 and $37.8 million for the year ended December 31, 2000.

                       UNAUDITED PRO FORMA FINANCIAL DATA

       (e) Reflects Term B facility borrowings of $44.9 million at December 31, 1998 plus $90.0 million pro forma additional borrowings as of January 1, 1999 for our PATS and Precision Pattern acquisition, reduced by quarterly principal payments of $163,000 on March 31, 1999 and $338,000 commencing June 30, 1999. The pro forma weighted average borrowings outstanding under the Term B facility were $134.5 million for the year ended December 31, 1999 and $133.2 million for the year ended December 31, 2000.

       (f) Reflects Term D facility pro forma additional borrowings of $92.5 million as of January 1, 1999 for our Infinity and Carl Booth acquisitions and to repay then existing revolving credit facility borrowings as of January 1, 1998, reduced by quarterly principal payments of $100,000 on March 31, 1999 and $231,000 commencing June 30, 1999. The pro forma weighted average borrowings outstanding under the Term D facility were $92.3 million for the year ended December 31, 1999 and $91.4 million for the year ended December 31, 2000.

       (g) Reflects a $5.0 million customer advance related to our PATS acquisition, pro forma as of January 1, 1999, reduced by principal payments of $975,000 on November 30, 1999 and $1.2 million on May 31 and November 30, 2000. The pro forma weighted average advance outstanding was $4.9 million for the year ended December 31, 1999 and $3.2 million for the year ended December 31, 2000.

       (h) Reflects historical interest expense related to capital lease obligations and equipment term debt financing.

       (i) Deferred financing costs are amortized on a straight-line basis over the term of the agreement.

       (j) Deferred financing costs are amortized using the effective interest method.

       (k) A 0.125% change in the interest rates charged on variable rate borrowings would change interest expense and net income (loss) by:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                      -----------------------
                                                                                         1999        2000
                                                                                      ----------  -----------
                                                                                       (DOLLARS IN THOUSANDS)
           Interest expense.........................................................  $       341   $       343
           Net income (loss)........................................................          207           208

   (8) Reflects an increase in minority interest in preferred stock of subsidiary resulting from the accrual of additional preferred stock dividends and redemption value accretion. DeCrane Aircraft, our wholly-owned subsidiary, sold 16% mandatorily redeemable preferred stock and used the proceeds to partially fund the ERDA acquisition.

   (9) Represents an increase in the provision for income taxes as a result of reflecting a pro forma provision for income taxes on the income of Precision Pattern, Custom Woodwork, PCI NewCo, Infinity and Carl Booth which were taxed as S Corporations or partnerships prior to their acquisitions, partially offset by a decrease in pro forma taxable income. The effective tax rate differs from the U.S. federal statutory rate primarily due to goodwill amortization related to acquisitions and minority interest in preferred stock of subsidiary not deductible for income tax purposes, and state and foreign income taxes. The difference in effective tax rates between periods is mostly a result the relationship of non-deductible expense to income before taxes.

                       UNAUDITED PRO FORMA FINANCIAL DATA

   (10) Supplemental pro forma financial information is as follows:


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                            -----------------------
                                                                                              1999         2000
                                                                                            ----------  -----------
                                                                                            (DOLLARS IN THOUSANDS)
       Net cash provided by (used for):
         Operating activities ..........................................................    $  26,701     $  20,725
         Investing activities ..........................................................     (214,882)      (53,896)
         Financing activities ..........................................................      187,693        33,549
       EBITDA (a) ......................................................................       78,455        89,160
       Depreciation and amortization (b) ...............................................       25,512        29,212
       Capital expenditures:
         Paid in cash ..................................................................        9,283        23,492
         Financed with capital lease obligations .......................................        2,388           109
       Cash interest expense ...........................................................       37,173        40,540

--------------------
       (a) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, restructuring and asset impairment charges, acquisition related charges and other noncash and nonoperating charges. EBITDA, as defined, is the primary measurement we use to evaluate our operating groups' performance and is consistent with the manner in which our lenders and ultimate investors measure our overall performance.

           EBITDA is not a measure of performance or financial condition under generally accepted accounting principles. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to income from operations or net income computed in accordance with generally accepted accounting principles, as an indicator of our operating performance, as an alternative to cash flow from operating activities or as a measure of liquidity. The funds depicted by EBITDA are not available for our discretionary use due to funding requirements for working capital, capital expenditures, debt service, income taxes and other commitments and contingencies. We believe that EBITDA is a standard measure of liquidity commonly reported and widely used by analysts, investors and other interested parties in the financial markets. However, not all companies calculate EBITDA using the same method, and the EBITDA numbers we report may not be comparable to EBITDA reported by other companies.

       (b) Reflects depreciation and amortization of plant and equipment, goodwill and other intangible assets. Excludes amortization of deferred financing costs, which are classified as a component of interest expense.

======================================================         =====================================================
        YOU  SHOULD  ONLY  RELY  ON  THE  INFORMATION
 CONTAINED  IN  THIS  DOCUMENT  OR TO  WHICH  WE HAVE
 REFERRED  YOU.  WE HAVE  NOT  AUTHORIZED  ANYONE  TO
 PROVIDE YOU WITH INFORMATION  THAT IS DIFFERENT.  WE
 ARE NOT MAKING AN OFFER OF THESE  SECURITIES  IN ANY
 STATE WHERE THE OFFER IS NOT  PERMITTED.  YOU SHOULD
 NOT ASSUME THAT THE  INFORMATION IN THIS  PROSPECTUS
 OR ANY  PROSPECTUS  SUPPLEMENT IS ACCURATE AS OF ANY
 DATE  OTHER  THAN  THE  DATE ON THE  FRONT  OF THOSE
 DOCUMENTS. DECRANE HOLDINGS CO.



            -------------------------------
            TABLE OF CONTENTS                                           WARRANTS TO PURCHASE COMMON STOCK,
                                                                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
            -------------------------------

            -------------------------------

            -------------------------------

Summary .......................................    1

                                                                             ----------------------
Our Company ...................................    1                              PROSPECTUS
                                                                             ----------------------

                                                                             ----------------------
Risk Factors ..................................    4
                                                                             ----------------------

The Warrants ..................................   11

Where You Can Find More Information ...........   12                              MARCH 29, 2001

Use of Proceeds ...............................   12

Description of Warrants .......................   13

Description of Capital Stock ..................   16

Plan of Distribution ..........................   20

Experts .......................................   21

Index to Unaudited Pro Forma
     Financial Data ...........................  P-1
======================================================         =====================================================